Icahn Enterprises L.P.

June 7, 2011

VIA ELECTRONIC TRANSMISSION

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Icahn Enterprises L.P.
Form 10-K for fiscal year ended December 31, 2010
Filed on March 8, 2011
File No. 1-09516

Dear Ms. Cvrkel:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated May 20, 2011 with respect to the Annual Report on Form 10-K of Icahn Enterprises L.P., a Delaware limited partnership (the “Company”), for the fiscal year ended December 31, 2010 (the “Comment Letter”).

We are writing to respond to the comments contained in the Comment Letter. For your convenience, the Staff's comments have been retyped below in boldface type, and the Company's responses are provided immediately after each comment.

Form 10-K for the fiscal year ended December 31, 2010

Selected Financial Data, page 66

1.     Please revise future filings to include disclosure of cash distributions declared, per LP unit in the table of selected financial data. See Item 301 of Regulation S-K.

The Company respectfully advises the Staff that the cash distributions declared, per LP unit is disclosed in the table of selected financial data under the caption “Other Financial Data.”

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 93

2.     We note your disclosure on page 39 that because of the bankruptcies, the Predecessors and Tropicana AC deferred renovations and capital improvements and Tropicana also needs to make capital expenditures to comply with applicable laws and regulations. Please revise future filings to disclose your expected capital expenditures for the next fiscal year.

The Company will disclose expected capital expenditures for Tropicana that are material in future filings.

Audited Financial Statements

3.     We note you present a balance sheet which does not include separate classification of current assets and current liabilities. In light of your disclosure on page 115 that you conduct and plan to continue to conduct your

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activities in such a manner as not to be deemed an investment company, and the fact that a significant amount of your business relates to the automotive, railcar, real estate, home fashion and other industries, we believe that it would be more appropriate for you to present a classified balance sheet. Please revise future filings accordingly, or alternatively, tell us why you believe it is appropriate to present a non-classified balance sheet.

While the Company conducts and plans to continue to conduct its activities in such a manner as not to be deemed an investment company under the Investment Company Act of 1940, as amended, the Company's Investment Management segment's total assets of $9.5 billion as of December 31, 2010 represents approximately 45% of the Company's total consolidated assets. Although a significant amount of the Company's business relates to the automotive, railcar, real estate, home fashion and other industries, its Investment Management segment is the Company's largest segment in terms of total assets.

A majority of the net assets and liabilities of the Investment Management segment is attributable to its non-controlling interests. As of December 31, 2010, the Investment management segment has $3.8 billion of non-controlling interests which have the right to redeem their capital, subject to certain restrictions, and such funds are not available for the Company's general liquidity purposes. If the Company had presented a classified balance sheet in the financial statements contained in its 2010 Form 10-K, its working capital, defined as current assets minus current liabilities, would have been overstated by $3.8 billion. The Company believes that the classified presentation of its balance sheet would also distort the calculation of the current ratio. Therefore, the Company has concluded that a classified balance sheet would not be appropriate.

4.     We note you present accounts receivable as "net" on the face of the balance sheet. Please tell us, and revise the notes to the financial statements in future filings to disclose the amount of the allowance for doubtful accounts at each period end for which a balance sheet is presented. Also, if material, please revise future filings to include disclosure of the activity in the allowance for doubtful accounts during each period. See guidance in ASC 310-10 50-4 and Rule 12-09 of Regulation S-X.

The consolidated amounts of the allowance for doubtful accounts as of December 31, 2010 and 2009 were $33 million and $30 million, respectively. These amounts, which represent 2.5% and 2.6% of the Company's total accounts receivable as of December 31, 2010 and 2009, respectively, were not material to the Company's consolidated financial statements and accordingly the Company has not disclosed them. In future filings, the Company will disclose the consolidated amounts of the allowance for doubtful accounts and the activity in the allowance to the extent that they are material to the Company's consolidated financial statements.

5.    In future filings, if you present a classified balance sheet, as requested in the comment above, please revise to separately show al1 amounts included in the "accrued expenses and other liabilities'' line item that are over 5% of total current liabilities. See Rule 5-02.20 of Regulation S-X.

Please see our response to Comment Letter #3 above.

Statements of Cash Flows, page 114

6.     We note that the adjustments to reconcile net income (loss) to net cash provided by operating activities includes a line item titled ''other, net." In light of the significance of this amount to total net cash provided by operating activities, please revise future filings to separately disclose any significant amounts inc1uded in this line item.

The Company will separately disclose any significant amounts that comprise “Other, net” in its statements of cash flows in future filings.

Notes to the Financial Statements

•	General

7.    We note from your disclosure on page 48 that ARI maybe subject to significant warranty claims

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in the future relating to workmanship and materials. Please revise the notes to the financial statements in future filings to disclose the existence of this potential liability as well as the amount of the warranty accrual at the end of each period and any changes in the accrual during the periods, if material.

On page 48 of the 2010 Form 10-K, the Company included the following risk factor related to ARI's warranties as follows:

ARI manufacturer's warranties expose it to potentially significant claims.
ARI may be subject to significant warranty claims in the future relating to workmanship and materials. These types of warranty claims could result in costly product recalls, significant repair costs and damage to ARI's reputation, which could materially adversely affect our Railcar operations. Unresolved warranty claims could result in users of its products bringing legal actions against ARI.

While there exists a potential for significant warranty claims in the future relating to workmanship and materials, ARI has historically not had significant warranty claims. For example, for the fiscal years ended December 31, 2010, 2009 and 2008, ARI had warranty reserves of approximately $1.1 million, $1.1 million and $2.6 million, respectively. ARI's warranty reserves were not material to the Company's consolidated financial statements and therefore the Company has omitted such disclosures in its footnotes.

Note 3. Acquisitions

Investment in Tropicana, page 131

8.    We note your disclosure that the fair value of your equity interest in Tropicana was $251 million prior to the 668,000 shares purchased on November 15, 2010 and as a result of remeasuring your equity interest to fair value, you recognized a gain of $74 million. Please explain to us how you determined the amount of the fair value of your equity interest in Tropicana prior to the November 15, 2010 purchase. Your response should include the nature and amount of all significant assumptions used in your analysis. Also, please provide us details as to how the $74 million gain was calculated and explain to us why you believe you were able to purchase the Tropicana business at an amount that resulted in a gain.

As stated in the Company's 2010 Form 10-K, Note 2, Summary of Significant Accounting Policies, securities of the Investment Funds that are “not listed on any exchange but are traded over-the-counter are valued at the mean between the last “bid” and “ask” price for such security on such date. Securities and other instruments for which market quotes are not readily available are valued at fair value as determined in good faith by the applicable General Partner.”

The fair value of the 12,870,446 shares of Tropicana's common stock that were held just prior to the acquisition of the controlling interest in Tropicana was $177 million, or $13.75 per share. This value was based on the price that the Investment Funds paid for the additional shares purchased on November 15, 2010. The Investment Funds purchased 668,000 shares of Tropicana's common stock on November 15, 2010 in an arm's length, private transaction at a price of $13.75. The counterparty was a major financial services firm.

The purchase of the additional 668,000 shares of Tropicana's common stock required the Company to consolidate Tropicana's results effective November 15, 2010. As a result, pursuant to ASC Topic 805, Business Combinations, the Company applied purchase accounting to determine the fair value of the assets acquired and liabilities assumed. In allocating the purchase price to the fair value of the assets acquired and liabilities assumed, the Company utilized, in part, a third-party appraiser to assist it in assessing the fair values of certain components of the assets acquired and liabilities assumed. The allocation process included, among other things, an analysis of acquired fixed assets, contracts, and contingencies to identify and record the fair value of all assets acquired and liabilities assumed. These fair values are based upon consideration of various valuation methodologies, including guideline public company analysis, multiples of current earnings and projected future

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cash flows discounted at rates commensurate with the risk involved. Based on such valuation, the fair value of the 26,312,500 shares of Tropicana common stock outstanding was $513 million, or $19.50 per share. The fair value at acquisition date of the 12,870,446 previously held shares of Tropicana's common stock pursuant to ASC Topic 805 was $251 million.

The $74 million gain on investment was calculated as the difference between the $251 million valuation based on applying ASC Topic 805 and the $177 million noted above. The Company believes that the value of the underlying business of Tropicana, as determined with the assistance of a third-party appraiser, is greater than the value that Tropicana's common stock traded at in a privately negotiated transaction of 668,000 shares. The Company [reassessed whether it had correctly identified all of the assets acquired and all of the liabilities assumed of Tropicana before recognizing the gain. As part of this reassessment, the Company reviewed the procedures used to measure the amounts of the identifiable assets acquired and liabilities assumed.

9.    Please explain to us and disclose in future filings, how you determined or calculated the fair value of Tropicana non-controlling interests of $237 million at November 15, 2010.

The fair value of the non-controlling interest in Tropicana of $237 million was based on the fair value of Tropicana's equity multiplied by 48.55%, the portion of Tropicana equity owned by non-controlling interests, less a discount of 5%. As detailed in our response to Comment Letter number 8 above, the fair value of Tropicana's equity was $513 million at November 15, 2010. We applied a 5% discount to the non-controlling interest for lack of control and lack of marketability due to the fact that this interest is held by public shareholders who do not have the ability to directly affect the cash flows of Tropicana, resulting in the $237 million fair value of the non-controlling interest. The 5% discount for lack of control was based on the average trading price of all United States closed-end funds compared to their net asset values as of November 15, 2010.

Note 8. Fair Value Measurements, page 149

10.    We note your disclosure that in addition to items that are measured at fair value on a recurring basis, there are also assets and liabilities that are measured at fair value on a nonrecurring basis which are not included in the tables above. Please revise Note 8 in future filings to include the disclosures required by ASC 820-10-505 in a tabular format. See guidance in ASC 820 10-50-8.

The Company will include fair value disclosures in the Company's fair value measurement footnote for nonrecurring items in a tabular format in future filings.

Note 10. Goodwill and Intangible Assets, Net, page 159

11.    We note your disclosure that during the fourth quarter of fiscal 2010, in conjunction with the annual impairment test for goodwill and other indefinite-lived intangible assets, the Automotive segment determined that the original stepped-up values assigned to trademarks and brand names had been overstated due to the improper inclusion of non branded sales in the basis for the trademarks and brand names valuation and as a result you decreased trademarks and brand names by $55 million based on a revised valuation, offset by an increase to goodwill of $35 million and a decrease to deferred tax liabilities of $20 million. Please explain to us why you believe it is appropriate to adjust goodwill for this change in intangible valuation during 2010, rather than record a charge to the income statement.

As explained further below, the adjustment of certain trademarks and brand names (collectively referred to as “Trademarks”) and goodwill is a correction of an error in stepped up values assigned to certain trademarks and brand names that, based upon qualitative and quantitative considerations, was not material to the Company's consolidated financial statements. Accordingly, this error was corrected in the Company's consolidated financial statements during the fiscal year ended December 31, 2010, the period in which the error was discovered.

As disclosed in Note 10, Goodwill and Intangible Assets, Net, it was determined that:

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1.	Trademarks were overstated by $55 million, goodwill was understated by $35 million and deferred tax liabilities were overstated by $20 million as of acquisition date.

2.
The results of the reconsidered 2008 impairment analysis were that the Trademarks impairment charge had been overstated by $13 million, the goodwill impairment charge understated by $7 million and the income tax expense understated by $5 million; for a net overstated after-tax charge of $1 million.  The results of the 2009 impairment analysis reconsideration led to no changes from the original conclusion.

In performing annual Trademarks impairment analysis as of October 1, 2010 for the Company's Automotive segment, it was discovered that the stepped-up Trademarks valuation was incorrectly based on sales projections that included both branded and non-branded product. Since the value of the Trademarks is dependent on the sales projections of branded product only, this resulted in an over-valuation of Trademarks established as part of the Company's purchase price allocation during fiscal 2008, the year in which the Company acquired a controlling interest in Federal-Mogul, comprising the Company's Automotive segment .

In determining the appropriate accounting treatment, consideration was given to ASC 805-10-25-19 which states that “after the measurement period ends, the acquirer shall revise the accounting for a business combination only to correct an error in accordance with ASC Topic 250, Accounting Changes and Error Corrections. The incorrect valuation of the Trademarks was deemed to be an error in the stepped-up value of Trademarks given that information regarding branded versus non-branded sales was available at the time of the original valuation. Furthermore, the guidance in ASC Topic 250 and SEC Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) was also considered. ASC 250-10-45-27 states that “in determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.” SAB 99 states that “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” Based on the circumstances, the Company concluded that it was not probable that the judgment of a reasonable person relying upon the Company's consolidated financial statements for fiscal 2008 or fiscal 2009 (including quarterly periods in fiscal 2008 and fiscal 2009) would have been changed or influenced by the inclusion or correction of this item.

Based upon both qualitative and quantitative assessments, the Company concluded that restatement of prior period financial results in respect of the Trademark valuation error for its Automotive segment was not warranted. It was determined that the most appropriate course of action (as disclosed in Note 10, Goodwill and Intangible Assets, Net) was to:

•	Correct the error in the period it was discovered by adjusting goodwill, intangible assets and deferred tax liabilities at December 31, 2010;

•	Record a net gain of $1 million related to the correction during fiscal 2010; and

•	Disclose these corrections in the notes to the financial statements.

In conclusion, the Company does not believe that recording a charge to the income statement for the Trademarks stepped-up valuation error would have been an appropriate course of action based on the guidance of ASC Topic 805, which indicates that the acquirer shall revise the accounting for a business combination after the measurement period ends only to correct an error, and the fact that the original accounting for the business combination would not have involved any impact on the income statement. The Company did, however, consider the impact of the change in Trademarks and goodwill on its 2008 impairment charge and based on the immateriality of such charges, made the appropriate corrections in the statement of operations for the year ended December 31, 2010.

Note 12. Debt.

•	Debt Facilities - Gaming, page 168

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12.    We note your disclosure that Tropicana was in compliance with all financial covenants as of December 31, 2010. Please revise future filings to include disclosure of all restrictive covenants related to the debt held by Tropicana.

The Company will include disclosure of all restrictive covenants related to the debt held by Tropicana in future filings.

Note 13. Compensation Arrangements

•	Automotive

•	Stock Based Compensation, page 172

13.    We note your disclosure that you revalued the deferred compensation agreement, which was also amended and restated on March 23, 2010, at December 31, 2010, resulting in a revised fair value of $7 million. Please tell us, and disclose in future filings, the nature and terms of the modifications made to the deferred compensation agreement in March 23, 2010 and explain to us if any incremental compensation expense was required to be recognized at the time of the modification.

There were no modifications as a result of the amended and restated deferred compensation agreement that would be considered a modification for accounting purposes under ASC Topic 718, Compensation - Stock Compensation.  The agreement was amended on March 23, 2010 to remove language related to separation of service prior to March 23, 2010 as these specific clauses were no longer applicable. Therefore, these modifications did not impact the accounting for the deferred compensation agreement. As the award has been and continues to be accounted as a liability award due to the net cash settlement at the option of the employee, the award is revalued at the end of every reporting period. In future filings, the Company intends to revise its disclosure as follows (as indicated in the underlined text):

Federal-Mogul revalued the deferred compensation agreement, which was also amended and restated on March 23, 2010, at December 31, 2010, resulting in a revised fair value of $7 million.  The amended and restated agreement included no changes that impacted the accounting for this agreement.  Since the revised and restated agreement continues to provide for net cash settlement at the option of Mr. Alapont, it continues to be treated as a liability award as of December 31, 2010 and through its eventual payout. The amount of the payout shall be equal to the fair value of 500,000 shares of stock, subject to certain adjustments and offsets.

Note 21. Commitments and Contingencies, page 192

14.    We note from your disclosure on page 22 that as a result of the more than 80% ownership interest in you by Mr. lcahn's affiliates, you and your subsidiaries are subject to the pension liabilities of all entities in which Mr. lcahn has a direct or indirect ownership interest of at least 80% and if the plans were voluntarily terminated they would be underfunded by approximately $103 million. Please revise the notes to the financial statements in future filings to disclose this contingent liability.

The Company will include disclosures in its commitments and contingencies footnote in future filings in respect of a contingent liability related to pension liabilities of all entities in which Mr. Icahn has a direct or indirect ownership of at least 80%.

In connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you have any questions or additional comments.

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Very truly yours,

/s/Dominick Ragone

Dominick Ragone
Chief Financial Officer
Icahn Enterprises G.P. Inc., the general partner of
Icahn Enterprises L.P.

cc:    Daniel A. Ninivaggi (Icahn Enterprises L.P.)

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